						EXHIBIT 12.1

WISCONSIN ELECTRIC POWER COMPANY
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Nine Months Ended	Twelve Months Ended
	9/30/02	9/30/02	12/31/01	12/31/00	12/31/99	12/31/98	12/31/97
		(Millions of Dollars)

Pretax Income
Net Income	$183.0	$258.6	$246.5	$164.7	$213.1	$184.2	$70.6
Income Taxes	112.3	160.8	156.6	103.2	116.2	96.7	35.0
Total Pretax Income	295.3	419.4	403.1	267.9	329.3	280.9	105.6
Less
Undistributed equity in earnings of
unconsolidated affiliate	0.9	2.8	9.7	-	-	-	-
Total Pretax Income, Net	294.4	416.6	393.4	267.9	329.3	280.9	105.6

Fixed Charges
Interest on Long-Term Debt (a)	69.6	95.0	102.9	105.6	99.6	100.4	106.6
Other Interest Expense	2.2	3.0	6.8	11.9	15.1	11.8	8.7
Interest Factors of Rents
Nuclear Fuel	1.6	2.3	3.3	3.9	3.5	3.1	0.9
Long-Term Purchase Power Contract (b)	16.7	22.0	21.5	21.0	20.4	20.3	5.6
Total Fixed Charges As Defined	90.1	122.3	134.5	142.4	138.6	135.6	121.8

Total Earnings as Defined	$384.5	$538.9	$527.9	$410.3	$467.9	$416.5	$227.4
	====	====	====	====	====	====	====

Ratio of Earnings to Fixed Charges	4.3x	4.4x	3.9x	2.9x	3.4x	3.1x	1.9x

(a)	Includes amortization of debt premium, discount and expense.
(b)	Wisconsin Electric has entered into a long-term power purchase contract that
	is being accounted for as a capital lease.